ANSLOW & JACLIN,LLP
                               4400 ROUTE 9 SOUTH
                                    2ND FLOOR
                           FREEHOLD, NEW JERSEY 07728

May 28, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C.  20549

         RE:      Segway VI Corp.
                  Withdrawal of Form SB-2
                  File No. 333-62476

Dear Sir/Madam:

We represent Segway VI Corp. This letter hereby serves as Segway VI Corp.'s withdrawal of its Form SB-2 filed on June 7, 2001 under file #333-62476.

Please call me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
--------------------------------
        GREGG E. JACLIN

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